UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29835 / October 12, 2011

_____

In the Matter of	:
	:
LEGG MASON PARTNERS EQUITY TRUST	:
LEGG MASON PARTNERS VARIABLE EQUITY TRUST	:
55 Water Street	:
New York, NY 10041	:
	:
LEGG MASON PARTNERS FUND ADVISOR, LLC	:
620 Eighth Avenue	:
New York, NY 10018	:
	:
LEGG MASON INVESTOR SERVICES, LLC	:
100 International Drive	:
Baltimore, MD 21202	:
	:
(812-13892)	:

_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Legg Mason Partners Equity Trust, Legg Mason Partners Variable Equity Trust, Legg
Mason Partners Fund Advisor, LLC, and Legg Mason Investor Services, LLC filed an
application on April 12, 2011, and an amendment to that application on August 24, 2011,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
granting an exemption from rule 12d1-2(a) under the Act. The order would permit open-
end management investment companies relying on rule 12d1-2 under the Act to invest in
certain financial instruments.

On September 15, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29789). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Legg Mason Partners Equity Trust, Legg Mason Partners Variable Equity Trust, Legg Mason Partners Fund Advisor, LLC, and Legg Mason Investor Services, LLC (File No. 812-13892) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary